SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
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                        AMENDMENT NO. 3 TO
                          SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION
          14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               AND

                     CHEYENNE SOFTWARE, INC.
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                    (Name of Subject Company)

                    TSE-TSEHESE-STAESTSE, INC.
              COMPUTER ASSOCIATES INTERNATIONAL, INC.
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                            (Bidder)

              COMMON STOCK, PAR VALUE $.01 PER SHARE
  SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
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                 (Title of Class of Securities)

                            166888107
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              (CUSIP Number of Class of Securities)

                           SANJAY KUMAR
                    TSE-TSEHESE-STAESTSE, INC.
          C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                  ONE COMPUTER ASSOCIATES PLAZA
                  ISLANDIA, NEW YORK  11788-7000
                         (516) 342-5224
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       (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Bidder)

                            COPIES TO:
                      SCOTT F. SMITH, ESQ.
                     HOWARD, DARBY & LEVIN
                  1330 AVENUE OF THE AMERICAS
                   NEW YORK, NEW YORK  10019
                   TELEPHONE: (212) 841-1000
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                        October 11, 1996
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            (Date Tender Offer First Published,
             Sent or Given to Security Holders)

                     Page 1 of 4 pages
              Exhibit Index begins on Page 4

            Computer Associates International, Inc. and its wholly owned subsidiary, Tse-tsehese-staestse, Inc., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on October 11, 1996 and amended by Amendment No. 1 filed on October 22, 1996 and Amendment No. 2 filed on October 25, 1996 (the "Statement"), with respect to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share, including associated Preferred Share Purchase Rights, of Cheyenne Software, Inc. as set forth in this Amendment No. 3. Capitalized terms not defined in this Amendment No. 3 have the meanings assigned to them in the Statement.

Item 9.     Financial Statements of Certain Bidders.

            The response to Item 9 is hereby supplemented as follows:

            Amendment No. 1 to the Statement had attached to it as Exhibit (a)(9) a press release issued by Computer Associates. The information set forth in the press release was incorporated by reference into Item 9 of the Statement. The press release contained forward-looking information and indicated that such information was subject to the "safe harbor" under the Private Securities Litigation Reform Act of 1995. However, forward-looking statements that are issued in connection with the Offer are not subject to the safe harbor.

Item 10.    Additional Information

            The response to Item 10(e) is hereby supplemented as follows:

            On November 4, 1996 Computer Associates and the Company issued the joint press release attached hereto as Exhibit (a)(12).The information set forth in the joint press release is incorporated herein by reference.

            The response to Item 10(f) is hereby supplemented as follows:

            Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, Merger Subsidiary may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Securities and Exchange Commission, Merger Subsidiary reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law.

Item 11.    Material to be Filed as Exhibits.

(a)(12) Text of joint press release issued by Computer Associates and the Company dated November 4, 1996.

                            SIGNATURE

            After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1996

                          TSE-TSEHESE-STAESTSE, INC.


                          By/s/ Peter Schwartz
                          -------------------------------------
                            Name:  Peter Schwartz
                            Title: Vice President and Treasurer


                          COMPUTER ASSOCIATES INTERNATIONAL, INC.


                          By/s/ Peter Schwartz
                          -------------------------------------
                            Name:  Peter Schwartz
                            Title: Senior Vice President and
                                   Chief Financial Officer

                        EXHIBIT INDEX


Exhibit
Number      Exhibit Name
-------     ------------
(a)(12)     Text of joint press release issued by Computer Associates
            and the Company dated November 4, 1996.